Exhibit 99.1

Cellect Announces Closing of $6.5 Million Underwritten Public Offering

Tel Aviv, Israel – February 13, 2019 – Cellect Biotechnology Ltd. (Nasdaq: APOP), a developer of a novel stem cell production technology, today announced the closing of its previously announced $6.5 million underwritten public offering of 1,889,000 units, with each unit consisting of one American Depositary Share (ADS) and a warrant to purchase one ADS as well as 2,444,800 pre-funded units, with each pre-funded unit consisting of a pre-funded warrant to purchase one ADS and a warrant to purchase one ADS. In addition, the underwriters partially exercised their overallotment option and purchased an aggregate of 350,000 additional ADS of the Company and additional warrants to purchase 650,070 ADSs of the Company, for total gross proceeds of approximately $7.0 million.

Each unit was sold at $1.50 per unit and each pre-funded unit was sold at $1.49 per pre-funded unit. The pre-funded warrants are exercisable at any time after the date of issuance upon payment of the exercise price of $0.01 per ADS. The warrants have a term of five years, are exercisable immediately and have an exercise price of $1.50 per ADS. The ADSs or the pre-funded warrants and the accompanying warrants included in the units or pre-funded units were purchased together in this offering, but were issued separately and are immediately separable upon issuance.

A.G.P./Alliance Global Partners acted as the sole book-running manager for the offering.

National Securities Corporation and Dawson James Securities, Inc. acted as co-managers for the offering.

Cellect intends to use the net proceeds from the offering for working capital and general corporate purposes, including research and development, clinical trials and general and administrative expenses.

A registration statement on Form F-1 (333-229083) relating to the public offering of the securities described above was filed with the Securities and Exchange Commission (“SEC”) and was declared effective on February 7, 2019. The offering was made only by means of a prospectus forming part of the effective registration statement. A preliminary prospectus relating to and describing the terms of the offering was filed with the SEC, and a final prospectus relating to the offering was filed with the SEC. Copies of the preliminary prospectus and the final prospectus may be obtained for free by visiting the SEC’s website at www.sec.gov or by contacting A.G.P./Alliance Global Partners, 590 Madison Avenue, 36th Floor, New York, NY 10022 or via telephone at 212-624-2006 or email: prospectus@allianceg.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Cellect Biotechnology Ltd.

Cellect Biotechnology (NASDAQ: APOP) has developed a breakthrough technology, for the selection of stem cells from any given tissue, that aims to improve a variety of stem cell-based therapies.

The Company’s technology is expected to provide researchers, clinical community and pharma companies with the tools to rapidly isolate stem cells in quantity and quality allowing stem cell-based treatments and procedures in a wide variety of applications in regenerative medicine. The Company’s current clinical trial is aimed at bone marrow transplantations in cancer treatment.

Forward Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements include statements regarding the offering and the planned use of the net proceeds from the offering. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the Company's history of losses and needs for additional capital to fund its operations and its inability to obtain additional capital on acceptable terms, or at all; the Company's ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; the Company's ability to obtain regulatory approvals; the Company's ability to obtain favorable pre-clinical and clinical trial results; the Company's technology may not be validated and its methods may not be accepted by the scientific community; difficulties enrolling patients in the Company's clinical trials; the ability to timely source adequate supply of FasL; risks resulting from unforeseen side effects; the Company's ability to establish and maintain strategic partnerships and other corporate collaborations; the scope of protection the Company is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others; competitive companies, technologies and the Company's industry; unforeseen scientific difficulties may develop with the Company's technology; and the Company's ability to retain or attract key employees whose knowledge is essential to the development of its products. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in Cellect Biotechnology Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC's website, www.sec.gov, and in the Company's periodic filings with the SEC.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellect.co

+ 972-9-974-1444

Or

EVC Group LLC

Michael Polyviou / Todd Kehrli

(732) 933-2754

mpolyviou@evcgroup.com / tkehrli@evcgroup.com